FOR IMMEDIATE RELEASE: May 25, 2011	PR 11-13

Atna Drills 100 feet (30.5 m) grading 0.058 oz/ton gold (1.97 g/t)

Golden, CO – Atna Resources Ltd. (“Atna” or the “Company”) (TSX:ATN / OTCBB:ATNAF) is pleased to report positive drill results in the Deep Briggs mineral resource area of the Briggs Mine, California (“Briggs”). Highlights of the recently assayed drill holes include:

Main/Deep Briggs
•	100 feet (30.5 m) grading 0.058 oz/ton gold (1.97 g/t), including 45 feet (13.7 m) grading 0.097 oz/ton gold (3.23 g/t) in hole BMD11-064 extending the zone to the east beyond the existing resource.
•	60 feet (18.3 m) grading 0.041 oz/ton gold (1.42 g/t) in hole number BMD11-062 extending the zone to the north of the existing resource.
•
75 feet (22.9 m) grading 0.037 oz/ton gold (1.26 g/t) and 245 feet (74.7 m) grading 0.024 oz/ton gold (0.82 g/t) in hole number BMD11-066 in an area of wide spaced holes within the Deep Briggs resource area.

"These intercepts represent the best we have seen within Deep Briggs. Exploration has outlined a higher grade area within and beyond the existing resource with current dimensions of 200 meters long, 75 to 100 meters wide with thicknesses ranging from 20 meters to over 60 meters. The zone is open and is developing into a large, coherent body of strong gold mineralization at grades substantially higher than the mine’s reserve grade." said James Hesketh, President & CEO.

These new drill holes are contiguous with, extend and infill the broad mineralized zones reported in previous press releases issued between February and April 2011. Drilling continues and is designed to fill in areas of widespread drilling and to extend the mineralized zone along trend.

Detailed Assay Results
	From-feet (meters)	To-feet (meters)	* Length-feet (meters)	ounces/ton Au (grams/tonne Au)	Pit or Zone
BMD11-062 (Azimuth 330, Angle -55)
	65 (19.8)	175 (53.4)	110 (33.5)	0.018 (0.62)	Main/Deep Briggs
	200 (61.0)	220 (67.1)	20 (6.1)	0.015 (0.51)	Deep Briggs
	280 (85.4)	310 (94.5)	30 (9.1)	0.012 (0.41)	Deep Briggs
	355 (108.2)	375 (114.3)	20 (6.1)	0.020 (0.69)	Deep Briggs
	395 (120.4)	455 (138.7)	60 (18.3)	0.041 (1.42)	Deep Briggs
including	400 (122.0)	420 (128.1)	20 (6.1)	0.097 (3.32)
	515 (157.0)	610 (186.0)	95 (29.0)	0.014 (0.50)	Deep Briggs
BMD11-064 (Azimuth 0, Angle -90)
	45 (13.7)	65 (19.8)	20 (6.1)	0.018 (0.62)	Main Briggs
	85 (25.9)	190 (57.9)	105 (32.0)	0.021 (0.71)	Deep Briggs
including	160 (48.8)	180 (54.9)	20 (6.1)	0.063 (2.15)
	290 (88.4)	355 (108.2)	65 (19.8)	0.010 (0.33)	Deep Briggs
	450 (137.2)	550 (167.7)	100 (30.5)	0.058 (1.97)	Deep Briggs
including	480 (146.3)	525 (160.1)	45 (13.7)	0.094 (3.23)
BMD11-066 (Azimuth 270°, Angle -55°)
	0 (0)	40 (12.2)	40 (12.2)	0.028 (0.95)	Main Briggs
	65 (19.8)	140 (42.7)	75 (22.9)	0.037 (1.26)	Main/Deep Briggs
including	105 (32.0)	125 (38.1)	20 (6.1)	0.105 (3.59)
	260 (79.3)	310 (94.5)	50 (15.2)	0.016 (0.55)	Deep Briggs
	520 (158.5)	765 (233.2)	245 (74.7)	0.024 (0.82)	Deep Briggs
including	740 (225.6)	760 (231.7)	20 (6.1)	0.098 (3.35)
	815 (248.5)	835 (254.6)	20 (6.1)	0.048 (1.65)	Deep Briggs
BMD11-068 (Azimuth 090°, Angle -55°)
	50 (15.2)	90 (27.4)	40 (12.2)	0.009 (0.32)	East Wall
	140 (42.7)	155 (47.3)	15 (4.6)	0.023 (0.80)	East Wall
	215 (65.5)	235 (71.6)	20 (6.1)	0.078 (2.67)	East Wall
* Intercept length may not represent true thicknesses of the mineralized body due to oblique intersection of the mineralized zone by the drill hole.

Analytical results contained within this press release were completed by standard fire assay methods with an atomic absorption or gravimetric finish by Inspectorate America Corporation, an independent, ISO certified, analytical laboratory located in Sparks, Nevada. Atna maintains a rigorous Quality Assurance - Quality Control (QA/QC) program utilizing both certified gold standards and blanks to augment Inspectorate’s internal QA/QC program.

This press release was prepared under the supervision and review of William Stanley, V.P. Exploration of Atna, a Licensed Geologist, and Qualified Person with the ability and authority to verify the authenticity and validity of information contained within this news release.

For additional information on Atna Resources and the Briggs Mine, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation relating to potential resource or reserve expansion at Briggs. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change, unless required by law. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: gold production and operating costs at Briggs, the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mining exploration and development operations; the risk that the Company will encounter unanticipated geological factors; the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development programs; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2010 Form 20-F dated March 23, 2011.

Cautionary Note to U.S. Investors --- The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as "measured," "indicated," "inferred," and "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464
Valerie Kimball, Investor Relations - toll free (877) 692-8182
www.atna.com